PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

[redacted]

07028935

12th December 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil ~~plc~~ Group PLC (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 11th December 2007.

"Further Indonesia Gas Sales Agreements Signed"

Yours faithfully

for Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier")

Further Indonesia Gas Sales Agreements Signed

Natuna Sea Block A - signature of Heads of Agreements

Premier is pleased to announce the signature of Heads of Agreements with PT Perusahaan Listrik Negara (PLN) and PT Universal Batam Energy (UBE) for the sale of gas for use in power generation in Batam, from the Gajah Baru, Naga and Iguana fields in Natuna Sea Block A.

Detailed negotiations will now commence to conclude Gas Sales and Purchase Agreements (GSPA) with both PLN and UBE.

The agreement with PLN will be a "life of field" contract with plateau gas deliveries at a maximum rate of 20 billion British thermal units ("BBtu") per day commencing in 2010, with an option for PLN to increase deliveries to a maximum rate of 35 BBtu per day.

The agreement with UBE will be a "life of field" contract with plateau gas deliveries a maximum rate of 20 BBtu per day commencing in 2010.

In November, Premier announced the signature of a Heads of Agreement with Sembcorp Gas Pte Ltd for a "life of field" contract with plateau gas deliveries into the Jurong petrochemical complex in Singapore at a daily contract quantity of 90 BBtu per day commencing in 2010.

Premier is the operator of Natuna Sea Block A with a 28.67% interest and Natuna Sea Block A is a 36.9% owner of the WNTS pipeline. Premier also holds an 18.75% interest in the Kakap field. Premier's partners in Natuna Sea Block A are Kufpec (33.33%), Hess (23%) and Petronas (15%).

North Sumatra Block A – signature of Gas Sales and Purchase Agreement

Further to Premier's announcement on 2nd November 2007, we are pleased to announce that operator PT Medco E&P Malaka (MEDCO) and PT Pupuk Iskandar Muda (PIM) signed a GSPA in Jakarta, on Monday, December 10th, 2007. The GSPA will govern the sale of gas from the Alur Rambong, Julu Rayeu, and Alur Siwah fields in North Sumatra Block A to the PIM fertilizer plants on the northern Aceh coast.

Gas will be delivered at a plateau rate of 110 BBtu per day. MEDCO and PIM have agreed a fixed floor price of US$5.00 per MMBtu for gas with an additional upside profit share element which is related to urea prices. The contract allows for minimum sales of 223 Tbtu with ultimate sales of over 400 Tbtu.

Gas will be delivered through a new 20 km pipeline to a delivery point at an existing pipeline which will transport the gas to the PIM plant, approximately 70km away. Development activities are on-going with a view to delivering first gas in the 4th Qtr 2010. MEDCO and partners are currently seeking approval from Indonesian regulator BPMIGAS for the Block A Plan of Development and an extension of the Block A Production Sharing Contract to 2031.

Premier Oil holds a 41.66% participating interest in North Sumatra Block A. The operator MEDCO holds a 41.67% participating interest, with Japex holding the remaining interest.

Simon Lockett, Premier's Chief Executive, commented:

"We are pleased to announce the signature of Heads of Agreements for domestic gas sales into Batam and the completion of the Gas Sales and Purchase Agreement for North Sumatra Block A. These agreements commercialise discovered undeveloped gas reserves in our Indonesian acreage, which will materially contribute to achieving our production target of 50,000 boepd in 2010."

11 December 2007

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

Notes to editors

Since January 2001, Premier has supplied gas from Natuna Sea Block A for domestic power generation through the WNTS pipeline into Singapore. At present, gas production from Natuna Sea Block A is around 130 BBtu per day.

North Sumatra Block A covers an area of 1803 square kilometers, and is located onshore in Eastern Aceh province. On 2nd November 2007, Premier announced the signing of a Heads of Agreement for a gas sale with PT Pupuk Iskandar Muda ("PIM"), a state owned urea fertiliser company of the Republic of Indonesia, to supply 110 BBtu per day from North Sumatra Block A for the period of about seven years starting from 2010 to PIM fertiliser plants.

END